		Exhibit 99(a)
Household Mortgage Loan Trust 2002-HC1

Original Principal Class A	$892,791,000.00
Number of $1,000 Class A Bonds	892,791
Original Principal Class M	$158,216,000.00
Number of $1,000 Class M Bonds	158,216

Payment Date		Total 2003

CLASS A
Principal Payment		325,604,093.01
Class A Interest Payment		9,141,665.34

CLASS M
Principal Payment		57,701,945.02
Class M Interest Payment		1,987,341.31